Exhibit 99.1

Lufax Announces Filing of Its Annual Report on Form 20-F

SHANGHAI, April 30, 2026 /PRNewswire/ — Lufax Holding Ltd (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that it filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission on April 30, 2026. The Annual Report can be accessed on the Company’s investor relations website at https://ir.lufaxholding.com.

The Company will provide a hard copy of its Annual Report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com